QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPTIONS TALENT GROUP (Name of issuer)
Common Stock, par value $0.001 per share (Title of class of securities)
68400Y108 (CUSIP number)

The Paramount Trust
16650 Royal Palm Drive
Groveland, Florida 34736
Telephone 352 429 2899
Attention: Rafiah Kashmiri, Trustee
(Name, address and telephone number of person
authorized to receive notices and communications)
Copy to:
Not applicable
January 31, 2002 (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No. 68400Y108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
The Paramount Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 106,949,892
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 69,015,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,949,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.3%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 68400Y108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Rafiah Kashmiri, sole Trustee of The Paramount Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 106,949,892
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 69,015,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,949,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.3%

14	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer.

        This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Options Talent Group, a Nevada corporation (the "Company").

        The principal executive offices of the Company are located at 1801 Century Park East, 23rd Floor, Los Angeles, CA 90067.

Item 2. Identity and Background.

        (a)  This statement is filed by The Paramount Trust a revocable trust organized in Florida, USA (the "Paramount Trust"), and Rafiah Kashmiri, the sole Trustee of the Paramount Trust (the "Trustee")(the Paramount Trust and the Trustee, together, the "Reporting Persons"). The Trustee has voting and dispositive power with respect to investments made by the Paramount Trust.

        (b)  The address of the Paramount Trust and the Trustee is 16650 Royal Palm Drive, Groveland, Florida 34736.

        (c)  The Paramount Trust is a revocable trust for the benefit of Rafiah Kashmiri.

        The Trustee's principal occupation or employment is as President and CEO of Modasco, Inc., a simulation and graphical modeling software company. The principal business address of Modasco, Inc., is 4303 Vineland Road, Suite F7, Orlando, Florida 32811.

        (d)  Neither of the Reporting Persons, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  Neither of the Reporting Persons, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Paramount Trust is organized under the laws of the State of Florida. The Trustee is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On January 31, 2002, the Company acquired Options Talent, Inc. f/k/a eModel, Inc., a privately held Delaware corporation ("eModel"), through the merger of a newly formed subsidiary of the Company with and into eModel, with eModel surviving (the "Merger"). The holders of the common stock and warrants to purchase common stock of eModel received shares of Common Stock and convertible preferred stock of the Company as a result of the Merger. The Paramount Trust held warrants to purchase 1,000,000 shares of the common stock of eModel immediately prior to the Merger ("Warrants"). Pursuant to the Merger, the Paramount Trust received in exchange for its Warrants, 5,378,788 shares of Common Stock and 1,060,606 shares of the Company's Series C Convertible Preferred Stock ("Series C Preferred") convertible at any time into shares of Common Stock at a rate of 60 shares of Common Stock for each share of Series C Preferred.

Item 4. Purpose of the Transaction.

        The purpose of the acquisition of the shares of Common Stock and Series C Preferred by the Paramount Trust was to effect the sale of eModel to the Company. The Paramount Trust may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock or Series C Preferred held by it at any time.

        The Agreement and Plan of Merger executed with respect to the Merger includes provisions which may be deemed to result in the actions enumerated in Item 4 of the form of Schedule 13D. A description of such provisions are set forth below. Other than as follows, the Reporting Person and the Trustee are not aware of any plans or proposals which relate to or would result in any of the actions provided in Item 4 (a)-(j).

        (b),  (c) and (f) As part of the Agreement and Plan of Merger executed by eModel and the Company with respect to the Merger, the Company has agreed to dispose of its operating subsidiaries which the Company is pursuing. Upon completion of such disposals, in the absence of any other changes, the operations of the Company would consist of the operations of eModel.

        (d)  The holders of the Series C Preferred have the ability to elect three of the five members of the Company's Board of Directors.

        (e)  Pursuant to the Merger, a total of 25,000,000 shares of Common Stock and 5,000,000 shares of Series C Preferred were newly issued by the Company.

        (g)  The Series C Preferred was designated in connection with the Merger, and the rights, preferences and other terms of the Series C Preferred would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Persons chose not to cooperate with such acquisition. Further, as described in more detail in Item 6 below, certain holders of Common Stock and Series C Preferred have given proxies to the Paramount Trust which also would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Persons chose not to cooperate with such acquisition.

Item 5. Interest in Securities of the Issuer.

        (a)  The Reporting Persons beneficially own 106,949,892 shares of the outstanding Common Stock of the Company. Of such shares, (i) 5,378,788 are held directly by the Paramount Trust, (ii) 63,636,360 represent shares of Common Stock into which the 1,060,606 shares of Series C Preferred held directly by the Paramount Trust may be converted at any time pursuant to the terms of such Series C Preferred, and (iii) 7,934,744 shares of Common Stock and 30,000,000 shares of Common Stock into which 500,000 shares of Series C Preferred may be converted represent shares as to which irrevocable proxies have been granted to the Paramount Trust. The 106,949,892 shares constitute 51.3% of the outstanding Common Stock, based on a total of 208,491,288 shares of Common Stock outstanding as of January 31, 2002. Such 208,491,288 share amount was calculated based upon the 89,854,928 shares of Common Stock reported as outstanding on the Company's Form 10-QSB for the quarter ended November 30, 2001, plus the 25,000,000 shares of Common Stock issued in the Merger and the 93,636,360 shares of Common Stock into which the 1,560,606 shares of Series C Preferred beneficially held by the Reporting Persons may be converted, but excludes the shares of Common Stock into which the Series C Preferred not beneficially owned by the Reporting Persons is convertible.

        (b)  The Reporting Persons share the power to vote or direct the vote of 106,949,892 shares of Common Stock. The Reporting Persons share the power to dispose or direct the disposition of 69,015,148 shares of Common Stock.

        (c)  Except with respect to the acquisition of the shares of the Company described above in Items 3 and 4 in connection with the Merger, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in the paragraph below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The Paramount Trust is a party to that certain Stockholders' Agreement dated January 31, 2002 with the Company, Mohamed Hadid, The Morgan Trust, The Jefferson Trust, Graye Capital, Ltd. ("Graye"), Fortune MultiMedia, Ltd. ("Fortune"), Homesite Capital, Ltd. ("Homesite"), and Richard J. Walk (the "Stockholders' Agreement"). The Stockholders' Agreement provides that Mohamed Hadid and the corporate entities affiliated with Mr. Hadid (Graye, Fortune and Homesite) have granted to the Paramount Trust an irrevocable voting proxy with respect to 37,934,744 shares of Common Stock (which includes 30,000,000 shares of Common Stock into which 500,000 shares of Series C Preferred are convertible at any time). The proxy terminates upon the first to occur of the seventh annual anniversary of the date of the Stockholders' Agreement and the date upon which the Paramount Trust no longer holds any shares of Common Stock or Series C Preferred of the Company. The Stockholders' Agreement also provides for restrictions on the ability of Mohamed Hadid, Graye, Fortune and Homesite to transfer their respective shares of Common Stock and/or Series C Preferred (if applicable) in certain circumstances.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1    Joint Acquisition Statement as required by Rule 13d-1(k)(1).

        Exhibit 2    The Stockholders' Agreement described in Item 6.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 2002

THE PARAMOUNT TRUST
By:	/s/ RAFIAH KASHMIRI Rafiah Kashmiri Trustee
/s/ RAFIAH KASHMIRI Rafiah Kashmiri

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURES